# SEGA CORPORATION
## Consolidated Financial Results
## for Nine Months Ended December 31, 2003



| | |
|---|---|
| Company Name: | SEGA CORPORATION |
| TSE Code: | 7964 |
| (URL: http://www.sega.co.jp) | |
| Address: | 2-12 Haneda 1-chome, Ohta-ku, Tokyo 1448531, Japan |
| Further Information: | Shoichi Yamazaki |
| Tel: | +81-3-5736-7111 |

1. Consolidated Results for Nine Months Ended September 30, 2003

1) Consolidated Results

(millions of yen)

| | Net Sales | Operating Income | Recurring Profit | Net Income |
|---|---|---|---|---|
| Nine Months Ended December 31, 2003 | 144,512 | 12,504 | 10,626 | 7,655 |
| Nine Months Ended December 31, 2002 | 150,697 | 9,396 | 8,869 | 3,981 |
| Fiscal Year Ended March 31, 2003 | 197,223 | 9,296 | 7,783 | 3,054 |

(yen)

| | Net Income per share | Net Income per share after full dilution |
|---|---|---|
| Nine Months Ended December 31, 2003 | 49.38 | 44.13 |
| Nine Months Ended December 31, 2002 | 25.74 | 23.27 |
| Fiscal Year Ended March 31, 2003 | 19.73 | 18.71 |



2) Consolidated Financial Data

(millions of yen)

| | Total Assets | Shareholders' Equity | Shareholders' Equity Ratio | Shareholders' Equity per share (yen) |
|---|---|---|---|---|
| Nine Months Ended December 31, 2003 | 198,833 | 95,411 | 48.0% | 615.41 |
| Nine Months Ended December 31, 2002 | 219,441 | 87,995 | 40.1% | 567.55 |
| Fiscal Year Ended March 31, 2003 | 222,067 | 86,886 | 39.1% | 560.40 |

(Reference) Non-consolidated Financial Results for Nine Months Ended December 31, 2003

(millions of yen)

| | Net Sales | Operating Income | Recurring Profit | Net Income |
|---|---|---|---|---|
| Nine Months Ended December 31, 2003 | 74,505 | 6,359 | 6,924 | 8,201 |
| Nine Months Ended December 31, 2002 | 77,432 | 3,720 | 3,856 | (180) |
| Fiscal Year Ended March 31, 2003 | 100,042 | 2,093 | 1,944 | (2,536) |

(millions of yen)

| | Total Assets | Shareholders' Equity |
|---|---|---|
| Nine Months Ended December 31, 2003 | 155,247 | 87,401 |
| Nine Months Ended December 31, 2002 | 176,861 | 80,894 |
| Fiscal Year Ended March 31, 2003 | 180,634 | 78,631 |

2. Forecast for the Consolidated Financial Results for the Year Ending March 31, 2004

(millions of yen)

| | Net Sales | Recurring Profit | Net Income |
|---|---|---|---|
| Fiscal Year Ending March 31, 2004 | 190,000 | 11,500 | 8,000 |

(Reference) Forecast for Net Income per Share:51.60 yen

(Reference) Forecast for the Non-consolidated Financial Results for the Year Ending March 31, 2004

(millions of yen)

| | Net Sales | Recurring Profit | Net Income |
|---|---|---|---|
| Fiscal Year Ending March 31, 2004 | 95,500 | 6,300 | 9,000 |

1. Overview

1) Overview of Nine Months Results

The three quarter ended September 31, 2003 brought encouraging sings of improvement in Japan's economic situation, including recovery trends in corporate capital investments and share price. However, consumer spending continued to stagnate in the industry.

Under these circumstances, SEGA and its group companies focused on the development of their business activities as leaders in the entertainment and amusement industries.

Consolidated results for nine months were as follows;
Net Sales: ¥144,512 million (down 4.1% YoY)
Operating Income: ¥12,504 million (up 33.1% YoY)
Recurring profit: ¥10,626 million (up 19.8 % YoY)
Net Income: ¥7,655 million (up 92.3% YoY)

2) Results by Business Segment

(Amusement Machine Sales)

In amusement machine sales in Japan, An industry trend toward the aggressive establishment of new large-scale facilities was reflected in strong demand for SEGA's regular products including Prize machines, print seal photo booth and medal machines. In addition, the Company released the new products with SEGA's cutting-edge technologies. During the term, the Company released its legendary driving game, *Outrun 2*, and *Starhorse progress*. These new products also contributed to the company's favorable earnings. The Company's earnings in this term were above projection.

In overseas, the Company introduced high value-added products and struggled to spread of the new games. As a result, the Company amounted to the results as planned.

(Amusement Center Operations)

In amusement center operations, the Company recorded the favorable results in sales and profit. Especially, *Kochu-oja Mushi-King*, continues to record favorable results. During third quarter ended December 31, 2003, the Company opened 7 new facilities and closed 14 ones. As a results, during nine months , the Company opened 18 new facilities and closed 28 ones, thus, as of the end of the term, the number of the facilities was 488.

(Consumer Business)

In nine months ended September 31, 2003, the Company sold 760 thousand units of 13 SKUs in

Japan, 1,150 thousand units of 5 SKUs, and 520 thousand units in Europe. Total Sales units amounted to 5,950 thousand units of 49 SKUs. Though the market condition in Japan was severe, new launch titles including sport management simulation game, *Let's make a professional baseball team! 2003 (PS2)*, and racing horse development simulation game, *Dabitsuku 3 (PS2)*, and existing titles recorded a favorable sales.

Though U.S. Sports titles were received good reputations toward their quality and held No. 2 position, sales units were below the projection. This was mainly due to that the Company could not penetrate the ESPN brand, which was introduced this year.

On the other hand, the results of entertainment titles were above the projection, due to that the repeat orders of already released titles including *SONIC Series* exceeded the projection. As a results, overall sales was similar to the projection.

In Europe, the results were below the projection due to that the Company delayed *Sonic Heroes* (PS2, Xbox, GC) to fourth quarter.

The Company reduced development cost, advertisement cost, and other SG&A cost as planned.

2. Financial Conditions

Total assets decreased ¥23,234 million to ¥198,833 million, compared with the previous year-end. Shareholders' equity increased ¥8,525 million to ¥95,411 million. Thus, shareholders' equity ratio rose 8.9 percent point to 48.0%. This improvement was mainly from the reduction of interest-bearing debt in line with financial reform plan.

As of December 31, 2003, interest-bearing debt was ¥60,647 million and cash and cash equivalent was ¥71,819 million. As a result, net cash (cash and cash equivalents less interest-bearing debt) was ¥11,172 million.

The Company retired ¥37,860 million of ¥50 billion convertible bonds due June 2004 in the previous fiscal year and interim term of the current fiscal year. As a result, amount outstanding was ¥12,140 million as of September 30, 2003. In addition, the Company purchased ¥679 million of the above convertible bonds for retirement during three months ended December 31, 2003.

3. Forecast for the Current Fiscal Year

Results in the three quarter were almost same level as projection. The Company forecasts that in the entertainment industry and amusement industry, it seems to continue uncertainty of consumer behavior.

The Company forecasts the earnings for the year ending March 2004 as follows.

Consolidated Nat Sales: ¥190,000 million

Consolidated Recurring Profit: ¥11,500 million

Consolidated Net Income: ¥8,000 million

In Consumer business, the Company expects to sell over 1 million units of *SONIC Heroes*. In addition, the Company expects to improve the profit, thanks to the structural reform. However, to increase the products' quality, the Company delayed the launch of titles including *Dororo* and *Headhunter 2*, and consolidated subsidiary SEGA TOYS Co., Ltd. revised its results forecast. As a result, the Company revised net sales forecast for the year ending March 2004.

The Company revised non-consolidated results forecasts. This was due primarily to the favorable sales in amusement machine sales. The revised forecasts were as follows: Net sales: ¥95,500 million, Recurring profit: ¥6,300 million, and Net income: ¥9,000 million.
In amusement business, to contribute to the facility operations and customer satisfaction, the Company will provide the new enjoyment with network, establish the new business model, and sell new category machines.

In addition, in consumer business, to adjust to the new era, the Company will work to strengthen the profitability and marketability and introduce full-fledged online games centered in Japan and Asia, strengthen the home network entertainment.

SEGA CORPORATION
February 5, 2004

# Consolidated Balance Sheets

SEGA CORPORATION and Consolidated Subsidiaries
As of December 31, 2002 and 2003, and March 31, 2003

(millions of yen)

| ASSETS | 2003.12 | 2002.12 | 2003.3 |
|---|---|---|---|
| **Current Assets:** | | | |
| Cash and time deposits | **71,819** | 70,787 | 101,366 |
| Notes and accounts receivable | **25,933** | 28,374 | 17,515 |
| Inventories | **10,188** | 10,359 | 8,838 |
| Other current assets | **9,506** | 13,390 | 11,059 |
| Less allowance for doubtful accounts | **(1,125)** | (1,575) | (1,379) |
| Total current assets | **116,322** | 121,336 | 137,401 |
| **Property and Equipment** | | | |
| Amusement machines and facilities | **11,428** | 11,523 | 9,893 |
| Building and structure | **17,571** | 20,295 | 18,126 |
| Land | **9,335** | 11,834 | 9,290 |
| Others | **3,935** | 4,118 | 4,085 |
| Total property and equipment | **42,270** | 47,772 | 41,396 |
| **Intangible Fixed Assets** | **4,507** | 5,833 | 5,846 |
| **Investments and Advances** | | | |
| Investments in securities | **13,265** | 18,809 | 12,431 |
| Fixed Leasehold deposits | **15,909** | 16,918 | 17,012 |
| Other investments | **15,155** | 16,399 | 15,668 |
| Less allowance for doubtful accounts | **(8,797)** | (8,257) | (8,406) |
| Total investments and advances | **35,533** | 43,870 | 36,705 |
| **Deferred Charges** | **199** | 629 | 717 |
| Total Assets | **198,833** | 219,441 | 222,067 |

(millions of yen)

| LIABILITIES | 2003.12 | 2002.12 | 2003.3 |
|---|---|---|---|
| **Current Liabilities:** | | | |
| Notes and accounts payable | **20,860** | 20,471 | 14,762 |
| Short-term bank loans | **2,545** | 2,821 | 1,510 |
| Current portion of debentures | **2,930** | 1,000 | 2,450 |
| Current portion of convertible bonds | **12,140** | - | - |
| Current portion of long-term bank loans | **4,988** | 4,326 | 4,939 |
| Accrued expenses | **7,996** | 7,834 | 9,981 |
| Income taxes payable | **543** | 314 | 1,194 |
| Other current liabilities | **6,363** | 12,548 | 7,541 |
| Total current liabilities | **58,367** | 49,318 | 42,379 |
| **Long-Term Liabilities** | | | |
| Debentures | **14,480** | 2,000 | 15,550 |
| Convertible bonds | **6,806** | 56,806 | 51,806 |
| Long-term debt | **16,757** | 17,246 | 19,005 |
| Deferred income taxes | **536** | 99 | 330 |
| Accrued employees' retirement benefits | **4,359** | 3,764 | 3,679 |
| Accrued retirement benefits for directors and corporate directors | **177** | 130 | 122 |
| Other | **1,071** | 1,321 | 1,256 |
| Total long-term liabilities | **44,188** | 81,367 | 91,750 |
| Total Liabilities | **102,555** | 130,685 | 134,129 |
| **Minority Interests in Consolidated Subsidiaries** | **866** | 760 | 1,051 |
| **Shareholders' Equity** | | | |
| Common stock | **127,582** | 127,582 | 127,582 |
| Additional paid-in capital | **2,171** | 2,171 | 2,171 |
| Retained earnings | **14,353** | 10,759 | 6,816 |
| Adjustment of revaluation of land | **(6,265)** | (9,280) | (6,264) |
| Unrealized gain on investments in securities | **288** | (741) | (551) |
| Translation adjustment | **(9,073)** | (8,856) | (9,227) |
| Treasury stock | **(33,646)** | (33,639) | (33,641) |
| Total Shareholders' Equity | **95,411** | 87,995 | 86,886 |
| Total liabilities, minority interests in consolidated | | | |

# Consolidated Statement of Operations

SEGA CORPORATION and Consolidated Subsidiaries

For the Nine Months Ended September 30, 2002 and 2003 and the Year Ended March 31, 2003

(millions of yen)

| | 2003.12 | 2002.12 | 2003.3 |
|---|---|---|---|
| **Net Sales** | **144,512** | 150,697 | 197,223 |
| **Cost of Sales** | **104,035** | 107,588 | 144,161 |
| Gross profit | **40,476** | 43,109 | 53,062 |
| **Selling, General and Administrative Expenses** | **27,972** | 33,712 | 43,765 |
| Operating income | **12,504** | 9,396 | 9,296 |
| **Non-Operating Income** | **650** | 1,351 | 1,245 |
| **Non-Operating Expenses** | **(2,528)** | (1,878) | (2,758) |
| **Recurring Profit** | **10,626** | 8,869 | 7,783 |
| **Extraordinary Income** | **1,906** | 3,972 | 6,072 |
| **Extraordinary Loss** | **(3,442)** | (5,691) | (7,408) |
| Income before income taxes and minority interests in earnings of consolidated subsidiaries | **9,090** | 7,150 | 6,447 |
| **Income taxes** | | | |
| Current | **1,275** | 1,900 | 1,944 |
| Deferred | **194** | 1,133 | 1,395 |
| **Minority interests in Earnings of Consolidated Subsidiaries** | **(35)** | 134 | 53 |
| Net Income for the term | **7,655** | 3,981 | 3,054 |

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan.

2. Figures less than 1million yen have been omitted.

# Consolidated Statements of Capital Surplus

SEGA CORPORATION and Consolidated Subsidiaries

For Nine Months ended December 31, 2002 and 2003, and the Year Ended March 31, 2003

(millions of yen)

| | 2003.12 | 2002.12 | 2003.3 |
|---|---|---|---|
| **(Capital Surplus)** | | | |
| **Capital Surplus at Beginning of the Term** | 2,171 | 124,916 | 124,916 |
| **Increase in Capital Surplus** | | | |
| Conversion of convertible bonds | - | 1,549 | 1,549 |
| Exercise of warrants | - | 622 | 622 |
| **Decrease in Capital Surplus** | | | |
| Decrease in capital surplus due to disposition of losses | - | 124,916 | 124,916 |
| **Capital Surplus at End of the Term** | 2,171 | 2,171 | 2,171 |
| | | | |
| **(Retained Earnings)** | | | |
| **Deficit at Beginning of the Term** | 6,816 | (118,037) | (118,037) |
| **Increase in Retained Earnings** | | | |
| Net Income for the Term | 7,655 | 3,981 | 3,054 |
| Increase in retained earnings due to disposition of losses | - | 124,916 | 124,916 |
| Adjustment on revaluation of land during the period | 0 | - | - |
| **Decrease in Retained Earnings** | | | |
| Directors' Bonus | 118 | 101 | 101 |
| Adjustment on revaluation of land during the period | - | - | 3,016 |
| **Retained Earnings at End of the Term** | 14,353 | 10,759 | 6,816 |

SEGA CORPORATION
February 5, 2004

# Non-consolidated Balance Sheets

SEGA CORPORATION

As of December 31, 2002 and 2003, and March 31, 2003

(millions of yen)

| ASSETS | 2003.12 | 2002.12 | 2003.3 |
|---|---|---|---|
| **Current Assets:** | | | |
| Cash and time deposits | **52,238** | 46,860 | 79,386 |
| Notes and accounts receivable | **18,219** | 21,363 | 14,804 |
| Inventories | **5,002** | 5,422 | 4,371 |
| Other current assets | **13,836** | 20,485 | 14,995 |
| Less allowance for doubtful accounts | **(331)** | (620) | (549) |
| Total current assets | **88,966** | 93,512 | 113,009 |
| **Property and Equipment** | | | |
| Amusement machines and facilities | **830** | 589 | 708 |
| Building and structure | **10,590** | 12,803 | 10,912 |
| Land | **8,968** | 11,453 | 8,924 |
| Others | **2,445** | 2,570 | 2,396 |
| Total property and equipment | **22,835** | 27,416 | 22,941 |
| **Intangible Fixed Assets** | **3,136** | 3,438 | 3,471 |
| **Investments and Advances** | | | |
| Investments in securities | **6,905** | 6,897 | 5,728 |
| Fixed Leasehold deposits | **1,993** | 1,508 | 1,535 |
| Other investments | **43,880** | 82,546 | 69,061 |
| Less allowance for doubtful accounts | **(12,652)** | (39,089) | (35,832) |
| Total investments and advances | **40,126** | 51,864 | 40,493 |
| **Deferred Charges** | **182** | 629 | 717 |
| Total Assets | **155,247** | 176,861 | 180,634 |

(millions of yen)

| LIABILITIES | 2003.12 | 2002.12 | 2003.3 |
|---|---|---|---|
| **Current Liabilities:** | | | |
| Notes and accounts payable | **14,081** | 13,738 | 9,194 |
| Short-term bank loans | **749** | - | 841 |
| Current portion of long-term bank loans | **600** | - | 600 |
| Current portion of debentures | **2,900** | 1,000 | 2,450 |
| Current portion of convertible bonds | **12,140** | - | - |
| Accrued expenses | **6,636** | 11,220 | 12,341 |
| Income taxes payable | **39** | 41 | 54 |
| Other current liabilities | **3,096** | 7,979 | 2,135 |
| Total current liabilities | **40,245** | 33,979 | 27,618 |
| **Long-Term Liabilities** | | | |
| Debentures | **13,600** | 2,000 | 15,550 |
| Convertible bonds | **6,806** | 56,806 | 51,806 |
| Long-term debt | **3,600** | - | 3,900 |
| Deferred income taxes | **206** | - | - |
| Accrued employees' retirement benefits | **2,429** | 2,326 | 2,290 |
| Accrued retirement benefits for directors and corporate directors | **94** | 71 | 59 |
| Other | **864** | 782 | 777 |
| Total long-term liabilities | **27,600** | 61,987 | 74,383 |
| Total Liabilities | **67,845** | 95,966 | 102,002 |
| **Shareholders' Equity** | | | |
| Common stock | **127,582** | 127,582 | 127,582 |
| Additional paid-in capital | **2,171** | 2,171 | 2,171 |
| Retained earnings | **(2,740)** | (5,570) | (10,942) |
| Adjustment of revaluation of land | **(6,265)** | (9,280) | (6,264) |
| Unrealized gain on investments in securities | **300** | (367) | (274) |
| Treasury stock | **(33,646)** | (33,639) | (33,641) |
| Total Shareholders' Equity | **87,401** | 80,894 | 78,631 |
| Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity | **155,247** | 176,861 | 180,634 |

# Non-consolidated Statement of Operations

SEGA CORPORATION

For Nine Months Ended September 30, 2002 and 2003 and the Year Ended March 31, 2003

(millions of yen)

| | **2003.12** | 2002.12 | 2003.3 |
|---|---|---|---|
| **Net Sales** | **74,505** | 77,432 | 100,042 |
| **Cost of Sales** | **54,089** | 59,286 | 77,933 |
| Gross profit | **20,415** | 18,145 | 22,109 |
| **Selling, General and Administrative Expenses** | **14,055** | 14,425 | 20,015 |
| Operating income | **6,359** | 3,720 | 2,093 |
| **Non-Operating Income** | **2,903** | 2,767 | 3,439 |
| **Non-Operating Expenses** | **2,338** | 2,631 | 3,588 |
| **Recurring Profit** | **6,924** | 3,856 | 1,944 |
| **Extraordinary Income** | **1,580** | 3,213 | 4,705 |
| **Extraordinary Loss** | **1,956** | 9,915 | 12,609 |
| Income before income taxes and minority interests in earnings of consolidated subsidiaries | **6,548** | 2,844 | (5,959) |
| **Income taxes** | (1,652) | (2,663) | (3,423) |
| Net income (loss) for the term | 8,201 | (180) | (2,536) |
| Loss Carried Forward from the previous fiscal year | (10,942) | (5,389) | (5,389) |
| Adjustment of revaluation of land | 0 | - | (3,016) |
| Undisposed Loss | (2,740) | (5,570) | (10,942) |

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan.
2. Figures less than 1million yen have been omitted.